
October 28, 2019

Patrick Bilton
Chief Executive Officer
MJ Harvest, Inc.
9205 West Russell Road, Suite 240
Las Vegas, NV 8913

> **Re: MJ Harvest, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2019**
> **File No. 333-234048**

Dear Mr. Bilton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to:
    *   Check the appropriate box on the registration statement cover page;
    *   Describe how and when a company may lose emerging growth company status;
    *   Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;
    *   State your election under Section 107(b) of the JOBS Act;
    *   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

2. You disclose that the selling security holders may sell some or all of their shares at prevailing market prices. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Special Note Regarding Forward-Looking Statements, page 3

3. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering. Also, please move this section to a location after the risk factors section.

Prospectus Summary
MJ Harvest, Inc., page 3

4. Please disclose the basis for and the assumptions underlying your belief that sales will ramp up significantly in calendar year 2019 and that you expect to experience additional growth over the next three years. Clarify, if true, that there can be no assurances that your sales will increase in calendar year 2019.

Risk Factors, page 5

5. Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers, directors and principal stockholders.

6. Please add a risk factor that addresses the exclusive forum provision in your bylaws. Further, we note that your forum selection provision designates state and federal courts for Clark County, Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits

brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

7. Please add a risk factor discussing the potential impact of the imposition of tariffs on your business. We note that you utilize Chinese vendors for manufacturing a significant portion of the products you sell.

8. We note that each of Messrs. Bilton, Herr and Cornwell appear to be engaged in outside business activities. Please add a risk factor disclosing any potential conflicts of interest that may arise from their business activities and the number of hours per week they will devote to the company's business. Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this risk factor.

9. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, include a risk factor alerting investors that you will only be subject to the reporting obligations under Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations.

Description of Business, page 12

10. You state on page F-18 that shipments to two customers accounted for 80% of your sales in the year ended May 31, 2019. Please disclose the material terms of your agreements with them, including but not limited to, the term and any termination provisions and the identity of the customers. In addition, add a risk factor disclosing your substantial dependence upon these customers and the effect on your business if the relationship terminates.

Competitive Advantages, page 13

11. Please disclose the basis for your belief that a more active trading market will develop for your shares. Clarify that there can be no assurance that any such market will develop.

Certain Relationships and Related Transactions, page 20

12. Please disclose that Mr. Bilton will become entitled to cash compensation when the company receives at least $500,000 in a private placement or public offering. Please also disclose the related party transactions with Messrs. Tobias and Bilton described on page F-14. Refer to Item 404(d) of Regulation S-K.

13. Please disclose the material terms of your loan arrangements or advances from your officers and directors, including the repayment terms and interest rates. We note that

      Messrs. Cornwall, Tobias, and Bilton have each advanced funds to the company for operating expenses and these amounts remain outstanding as of May 31, 2019.

Index to Financial Statements, page F-1

14.   You have provided financial statements as of May 31, 2019. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Gary R. Henrie, Esq.